July 22, 2011

VIA EDGAR

Mr. Jeffrey Jaramillo
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:           The LGL Group, Inc.
Form 10-K for the year ended December 31, 2010
Filed March 24, 2011
Form 10-Q for the period ended March 31, 2011
Filed May 16, 2011
File No. 001-00106

Dear Mr. Jaramillo:

I am the Chief Accounting Officer of The LGL Group, Inc. (the “Company,” “LGL,” “we,” “our,” or “us”), and on its behalf I am responding to your letter, dated June 23, 2011, containing comments on the Company’s above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2010, filed with the Securities and Exchange Commission (the “Commission”) on March 24, 2011, and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, filed with the Commission on May 16, 2011.

Please find our responses to the Commission’s comments below.  For ease of reference, our responses are numbered to correspond to the numbering of the comments in your letter and the comments are reproduced in italicized form below.

Form 10-K for the Year ended December 31, 2010

Financial Statements, page 41

A. Accounting and Reporting Policies, page 45

- Page 1 -

Revenue Recognition, page 48

1.
Please expand future filings to describe your revenue recognition policy in greater detail.  For example, we note from your disclosure on page 4 that you sell your products through a variety of channels and agents, to the extent that your revenue recognition policy differs among the various marketing venues, please provide details as to how those policies differ.  Also, we see that you sell to a number of different regions of the world; if your policies vary in different parts of the world those differences should also be discussed.  Please provide details of discounts, return policies, post shipment obligations, customer acceptance, warranties, credits, rebates, and price protection or similar privileges and how these impact revenue recognition.  Please provide us with your proposed revised disclosure as part of your response.

The Commission is advised that we will expand our disclosure in future filings to discuss our revenue recognition policy in greater detail.  A proposed form of our revised disclosure is set forth below.

The Company recognizes revenue from the sale of its products in accordance with the criteria in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 605, Revenue Recognition, which are:

•	persuasive evidence that an arrangement exists;
•	delivery has occurred;
•	the seller’s price to the buyer is fixed and determinable; and
•	collectability is reasonably assured.

The Company meets these conditions upon shipment of its products because title and risk of loss passes to the customer at that time.  However, the Company offers a limited right of return and/or authorized price protection provisions in its agreements with certain electronic component distributors who resell the Company’s products to original equipment manufacturers or electronic manufacturing services companies.  As a result, the Company estimates and records a reserve for future returns and other charges against revenue at the time of shipment consistent with the terms of sale. The reserve is estimated based on historical experience with each respective distributor. To date, the Company has not been required to perform under the authorized price protection provisions so it has not established a reserve for this purpose.

- Page 2 -

The Company recognizes revenue related to transactions with a right of return and/or authorized price protection provisions when the following conditions are met:

•	seller’s price to the buyer is substantially fixed or determinable at the date of sale;
•	buyer has paid the seller, or the buyer is obligated to pay the seller and the obligation is not contingent on resale of the product;
•	buyer’s obligation to the seller would not be changed in the event of theft or physical destruction or damage of the product;
•	buyer acquiring the product for resale has economic substance apart from that provided by the seller;
•	seller does not have significant obligations for future performance to directly bring about resale of the product by the buyer; and
•	the amount of future returns can be reasonably estimated.

2.
Please revise future filings to provide the disclosures required by FASB ASC 460-10-50-8 (formerly paragraph 14 of FIN 45), as it relates to your product warranties.  Please also discuss any changes with regards to the warranties offered to customers during the year and any related changes in your accrual or accounting.  Please provide us with your proposed revised disclosure as part of your response.

The Commission is advised that we will revise our future filings to provide the disclosures required by FASB ASC 460-10-50-8.  However, the Commission is also advised that the Company does not intend to include a tabular reconciliation of its warranty liability (under FASB ASC 460-10-50-8.c) in future filings due to the immaterial nature of the Company’s warranty reserve amounts ($10,400 at December 31, 2010 and $10,500 at March 31, 2011) as compared to its consolidated revenue.

Set out below is a proposed form of our revised disclosure regarding the Company’s product warranty policy.

The Company offers a standard one-year warranty. The Company tests its products prior to shipment in order to ensure that they meet each customer’s requirements based upon specifications received from each customer at the time its order is received and accepted. The Company’s customers may request to return products for various reasons, including but not limited to the customers’ belief that the products are not performing to specification. The Company’s return policy states that it

- Page 3 -

will only accept product returns with prior authorization and if the product does not meet customer specifications, in which case the product would be replaced or repaired. To accommodate the Company’s customers, each request for return is reviewed, and if and when it is approved, a return materials authorization (“RMA”) is issued to the customer. Each month the Company records a specific warranty reserve for approved RMAs covering products that have not yet been returned. The Company does not maintain a general warranty reserve because, historically, valid warranty returns resulting from a product not meeting specifications or being non-functional have been immaterial.

*     *     *     *     *

As requested in your letter, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to answer any questions you may have with regard to our responses.  Please contact me directly at (407) 298-2000 x 2144 if you have any questions.  Thank you for your assistance.

Sincerely,

/s/ R. LaDuane Clifton

R. LaDuane Clifton, CPA
Chief Accounting Officer

cc:  Jack Cadden, McGladrey & Pullen LLP
Mark A. Spelker, J.H. Cohn LLP
Paul Kaminski, Audit Committee Chair, The LGL Group, Inc.
David Adler, Olshan Grundman Frome Rosenzweig & Wolosky LLP